Exhibit 4.1

DESCRIPTION OF THE REGISTRANT’S SECURITIES

REGISTERED PURSUANT TO SECTION 12 OF THE

SECURITIES EXCHANGE ACT OF 1934

As of February 21, 2023, CRISPR Therapeutics AG has one class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

The following description of our common shares is a summary and does not purport to be complete. It is subject to and qualified in its entirety by reference to our Amended and Restated Articles of Association (the “Articles of Association”), which is incorporated by reference as an exhibit to the Annual Report on Form 10-K of which this Exhibit 4.1 is a part. We encourage you to read our Articles of Association and the applicable provisions of the Swiss Code of Obligations, or CO, for additional information.

Description of Capital Shares

The Company has one class of common shares. Our share capital recorded in the commercial register as of February 21, 2023 is CHF 2,460,849.84 and is fully paid-in. It is divided into 82,028,328 common shares with a nominal value of CHF 0.03 each. The issued common shares are fully paid, non-assessable, and rank pari-passu with each other and all other shares.

The shares are registered in book-entry form in DTC under the ISIN CH0334081137. The Company’s Transfer Agent and Registrar is American Stock Transfer & Trust Company, and its address is 6201 5th Street, Brooklyn, NY 11219.

Stock Exchange Listing

The shares are listed on the Nasdaq Global Market under the symbol “CRSP”.

Authorized Share Capital

As of February 21, 2023, our Articles of Association authorize the board of directors to increase our share capital at any time until June 10, 2023 by a maximum aggregate amount of CHF 1,179,509.25 through the issuance of not more than 39,316,975 common shares, which would have to be fully paid-in, with a nominal value of 0.03 CHF each. Pursuant to the Swiss corporate law reform effective as of 1 January 2023, a capital band (Kapitalband) was introduced as replacement of the authorized share capital. The authorized share capital as approved by the shareholders will thus upon its expiry on June 10, 2023 will need to be replaced by a capital band. Such capital band, if resolved by the shareholders’ meeting, will authorize the board of directors to, within up to five years, increase or, subject to a respective resolution of the shareholders’ meeting, also to decrease the share capital.

Conditional Share Capital

As of February 21, 2023, our Articles of Association provide for a conditional capital for bonds and similar debt instruments. For such purposes, as per our current Articles of Association, our share capital may be increased by a maximum amount of CHF 246,084.96 through the issue of a maximum of 8,202,832 common shares, payable in full, each with a nominal value of CHF 0.03 through the exercise of conversion and/or option rights granted in connection with bonds or similar instruments, issued or to be issued by us or by our subsidiaries, including convertible debt instruments. In addition, our Articles of Association provide for a conditional capital for employee benefit plans. For such purposes, as per our current Articles of Association, our share capital may be increased by an amount not exceeding CHF 623,979.96 through the issue of a maximum of 20,799,332 common shares, payable in full, each with a nominal value of CHF 0.03, in connection with the exercise of option rights granted to any of our employees or a subsidiary of us, and any consultant, members of the board of directors, or other person providing services to us or a subsidiary.

Pre-Emptive Rights

Pursuant to the Swiss Code of Obligations, or CO, shareholders have pre-emptive rights (Bezugsrechte) to subscribe for new issuances of shares. With respect to conditional capital in connection with the issuance of conversion rights, convertible bonds or similar debt instruments, shareholders have advance subscription rights (Vorwegzeichnungsrechte) for the subscription of conversion rights, convertible bonds or similar debt instruments.

A resolution passed at a general meeting of shareholders by two-thirds of the shares represented and the absolute majority of the nominal value of the shares represented may authorize our board of directors to withdraw or limit pre-emptive rights or advance subscription rights in certain circumstances.

If pre-emptive rights are granted, but not exercised, the board of directors may allocate the pre-emptive rights as it elects.

With respect to our authorized share capital, the board of directors is authorized by our articles of association to withdraw or to limit the pre-emptive rights of shareholders, and to allocate them to third parties or to us, in the event that the newly issued shares are used for the following purposes:

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if the issue price of the new registered shares is determined by reference to the market price;
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for the acquisition of an enterprise, part(s) of an enterprise or participations, or for the financing or refinancing of any of such transactions, or in the event of share placement for the financing or refinancing of such transactions;
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for purposes of broadening the shareholder constituency of the Company in certain financial or investor markets, for purposes of the participation of strategic partners, or in connection with the listing or registration of new registered shares on domestic or foreign stock exchanges;
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for purposes of granting an over-allotment option of up to 20% of the total number of registered shares in a placement or sale of registered shares to the respective initial purchaser(s) or underwriter(s);
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for raising of capital (including private placements) in a fast and flexible manner as such transaction would probably be difficult to carry out, or could be carried out only at less favorable terms, without the exclusion of the statutory pre-emptive right of the existing shareholders;
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following a shareholder or a group of shareholders acting in concert having accumulated shareholdings in excess of 15% of the share capital registered in the commercial register without having submitted to the other shareholders a takeover offer recommended by the board of directors, or for the defense of an actual, threatened or potential takeover bid, in relation to which the board of directors, upon consultation with an independent financial adviser retained by it, has not recommended to the shareholders acceptance on the basis that the board of directors has not found the takeover bid to be financially fair to the shareholders; or
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for other valid grounds in the sense of Article 652b para. 2 of the Swiss Code of Obligations, or CO.

With respect to our conditional share capital, the shareholders’ advance subscription rights with regard to the new bonds or similar instruments may be restricted or excluded by our board of directors in order to finance or refinance the acquisition of companies, parts of companies or holdings, or new investments planned by the Company, or in order to issue convertible bonds or similar instruments on the international capital markets or through private placement. If advance subscription rights are excluded, then (1) the instruments are to be placed at market conditions, (2) the exercise period is not to exceed ten years from the date of issue of option rights and twenty years for conversion rights and (3) the conversion or exercise price for the new shares is to be set at least in line with the market conditions prevailing at the date on which the instruments are issued.

Voting Rights

The shareholders exercise their voting rights at the general meetings of shareholders in proportion to the nominal value of the shares belonging to them. The holders of shares are entitled to one vote for each share held at all meetings of shareholders. The holders of our common shares do not have cumulative voting rights in the election of directors, as cumulative voting is not permitted under Swiss law. The shares are not divisible. The right to vote and the other rights of share ownership may only be exercised by shareholders (including any nominees) or usufructuaries who are entered in our share register at the cut-off date determined by the board of directors and by persons who are entitled by law to the voting right of a share. Each shareholder may be represented by the independent proxy holder (annually elected by the general meeting of shareholders), another registered shareholder or third person with written authorization to act as proxy or the shareholder’s legal representative. The requirements regarding powers of attorney and instructions are determined by the board of directors.

According to our articles, when exercising voting rights, no person or entity can accumulate voting rights over its shares of more than 15% of the registered share capital recorded in the commercial register of the Canton of Zug, Switzerland. This restriction on exercise of voting rights does not apply to the exercise of voting rights by the independent proxy holder.

Our articles further contain provisions that prevent shareholders from acquiring voting rights over its shares that exceed 5% or more of the registered share capital recorded in the commercial register of the Canton of Zug, Switzerland. Specifically, no individual or legal entity shall be registered with voting rights over its shares (held directly or indirectly) that exceed 5 % or more of the registered share capital recorded in the commercial register of the Canton of Zug, Switzerland; the common shares exceeding the limit of 15% shall be entered in our share register as shares without voting rights. The board of directors may in special cases approve exceptions to the above regulations.

Our articles contain provisions that persons who do not expressly declare in the registration application that they are holding the shares on their own account (thereafter: nominees) shall forthwith be entered on the share register as shareholders with voting rights up to a maximum of 3% of the share capital. Beyond that limit, registered shares of nominees shall only be entered as voting if the nominees in question disclose the names, addresses and shareholdings of the persons on whose account they hold 0.5% or more of the share capital. The board of directors concludes agreements with nominees that among other things govern the representation of shareholders and the voting rights.

Dividends

The holders of shares are entitled to receive dividends, if and when resolved upon by the general meeting of shareholders based on a respective proposal by the board of directors and provided that the Company disposes of sufficient freely distributable reserves.

Treasury Shares

The Swiss Code of Obligations, or CO, limits the Company’s ability to hold or repurchase shares. The Company and its subsidiaries may only repurchase shares if and to the extent that sufficient freely distributable reserves are available. The aggregate par value of all shares held by the Company and its subsidiaries may not exceed 10% of the registered share capital, safe for the purpose of cancellation, subject to the approval of the general meeting of shareholders. Repurchased shares held by the Company or its subsidiaries do not carry any rights to vote at a general meeting of shareholders, but are entitled to the economic benefits generally associated with the shares.

Profit Participation Certificates

As of February 21, 2023, we have not issued any profit participation certificates (Genussscheine).